FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June, 2012

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒          Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ]

NATIONAL BANK OF GREECE

INVITATION TO THE BANK’S ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON THURSDAY, 28 JUNE 2012, AT 12:00 HOURS

Pursuant to the provisions of Companies Act 2190/1920 (the Companies Act) and of Law 2396/96 on dematerialized shares, and to the Bank’s Articles of Association (Article 11) and Board of Directors’ resolution dated 30 May 2012, the Shareholders of National Bank of Greece S.A., whose registered office is at Aiolou 86, Athens, Greece, are invited to the Bank’s AGM to be held at 12:00 hours on Thursday, 28 June 2012 at Aiolou 93 (Megaro Mela), Athens.

AGENDA

1.     Submission for approval of the Reports of the Board of Directors and the Auditors on the Annual Financial Statements for the financial year 2011 (i.e. 1 January – 31 December 2011).

2.     Submission for approval of the Annual Financial Statements of the Bank for the financial year 2011 (i.e. 1 January – 31 December 2011).

3.     Discharge of the members of the Board of Directors and the Auditors of National Bank of Greece from any liability for indemnity regarding the Annual Financial Statements and management for the year 2011 (i.e. 1 January – 31 December 2011).

4.     Approval of the remuneration of the Board of Directors of the Bank for the financial year 2011 (pursuant to Article 24, par. 2 of the Companies Act). Determination of the remuneration of the Chairman of the Board, the CEO, the Deputy CEOs and non-executive Directors through to the AGM of 2013. Approval, for the financial year 2011, of the remuneration of the Bank’s Directors in their capacity as members of the Bank’s Audit, Corporate Governance & Nominations, Human Resources & Remuneration, Risk Management, and Strategy Committees, and determination of their remuneration through to the AGM of 2013.

5.     Granting of permission for Directors, General Managers, Assistant General Managers and Managers to participate on the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals (as per Article 23, par. 1 of the Companies Act and Article 30, par. 1 of the Bank’s Articles of Association).

6.     Election of members to the Audit Committee.

7.     Election of regular and substitute Certified Auditors for the Bank’s financial statements and the Group’s consolidated financial statements for the year 2012, and determination of their remuneration.

8.     Various announcements and approvals.

In accordance with articles 26.2b and 28a of the Companies Act, as amended and supplemented by, respectively, articles 3 and 5 of Law 3884/2010, the Bank informs shareholders of the following:

ENTITLEMENT TO PARTICIPATE IN THE GENERAL MEETING

Any person appearing as a shareholder (i.e. holder of ordinary registered shares of the Bank) in the registry of the Dematerialized Securities System [formerly the Central Securities Depository] managed by Hellenic Exchanges S.A. (“HELEX”), in which the shares of the Bank are recorded, is entitled to participate in the General Meeting, according to the specific provisions outlined hereinbelow. Each ordinary share is entitled to one vote. Under article 1 of Law 3723/2008 the Bank’s preference shares entitle the representative of their holder (the Hellenic Republic) to attend the Meeting. Proof of shareholder status should be provided by presenting relevant certification from HELEX at the latest by the third day prior to the Meeting. Shareholders who are legal entities must also, by the same deadline, file, pursuant to the law, their legalisation documents, unless these documents have already been filed with the Bank, in which case it is sufficient to state where they have been filed in the relevant proxy form. Alternatively, proof of shareholder status can be provided through direct electronic link-up of the Bank with the records of the Dematerialized Securities System.

Shareholder status must exist on 23 June 2012 (Record Date), i.e. at the start of the 5th day prior to the date of the General Meeting of 28 June 2012, and the relevant written certification or the electronic verification of shareholder status must have been received by the Bank by 25 June 2012 at the latest, i.e. on the 3rd day prior to the date of the General Meeting. Only those who have shareholder status on the said Record Date are considered to be entitled to participate and vote in the General Meeting. Shareholders who do not comply with the provisions of article 28a of the Companies Act may participate in the General Meeting only after the Meeting has authorized them to do so.

To exercise the said rights, it is not necessary to block the shares or follow any other similar process that may restrict the ability to sell and transfer shares in the period between the Record Date and the General Meeting.

PROCEDURE FOR VOTING BY PROXY

The shareholder may participate in the General Meeting and may vote either in person or by proxy. Each shareholder may appoint up to 3 proxy holders. Legal entities may participate in the General Meeting by appointing up to 3 natural persons as proxy holders.

However, if the shareholder owns shares in the Bank that are held in more than one Investor Securities Account, such limitation shall not prevent the shareholder from appointing, in respect of the General Meeting, separate proxy holders for the shares appearing in each Account.

A proxy holder holding proxies from several shareholders may cast votes differently for each shareholder. Before the General Meeting commences, the proxy holder must disclose to the Bank any particular facts that may be of relevance for shareholders in assessing the risk that the proxy holder may pursue interests other than those of the shareholder. Within the meaning intended in this paragraph, a conflict of interest may arise in particular when the proxy holder:

(i) is a controlling shareholder of the Bank or is another entity controlled by such shareholder;

(ii) is a member of the board of directors or in general the management of the Bank, or of a controlling shareholder or an entity controlled by such shareholder;

(iii) is an employee or an auditor of the Bank, or of a controlling shareholder or an entity controlled by such shareholder;

(iv) is a spouse or close relative (1st degree) of a natural person referred to in (i) to (iii) hereinabove.

The appointment and revocation of appointment of a proxy holder shall be made in writing and shall be notified to the Bank in writing at least 3 days prior to the date of the General Meeting.

The Bank shall make available the form to be used for appointing a proxy holder on its website (www.nbg.gr). The said form, filled in and signed by the shareholder, must be filed with the Bank’s Shareholder Services (ground floor, 93 Aiolou St., Athens) or the Head Branch or any branch of the Bank’s network, or sent by fax to +30 2103343404, 2103343406 and 2103343410 at least 3 days prior to the date of the General Meeting. Shareholders should confirm that the appointment-of-proxy form has been successfully received by the Bank by calling +30 2103343415, 2103343419, 2103343421, 2103343417 or 2103343411.

The Articles of the Bank do not provide for participation in the General Meeting by electronic means without the Shareholder attending the Meeting in person at the place where it is held. Similarly, the Articles do not provide for participation in voting by distance voting.

MINORITY RIGHTS

(a) If shareholders representing 1/20 of the paid-up share capital of the Bank so request, the Bank’s board of directors is obliged to include additional items in the Agenda of the General Meeting, provided that the said request is communicated to the board by 13 June 2012, i.e. at least 15 days prior to the General Meeting.

The said request should be accompanied by justification or a draft resolution to be approved by the General Meeting and on 15 June 2012, i.e. 13 days prior to the General Meeting, the revised agenda should be disclosed in the same manner as the previous agenda, and at the same time made available to shareholders through the Bank’s website, along with the justification or draft resolution tabled by the shareholders, in accordance with the provisions of article 27.3 of the Companies Act.

(b) If shareholders representing 1/20 of the paid-up share capital of the Bank so request, the Board of Directors shall, in accordance with the provisions of article 27.3 of the Companies Act, make available to shareholders by 22 June 2012 at the latest, i.e. at least 6 days prior to the General Meeting, any draft resolutions on the items included in the initial or revised agenda, provided that the said request is communicated to the Board by 21 June 2012, i.e. at least 7 days prior to the General Meeting.

(c) If any shareholder so requests, and provided that the said request is filed with the Bank by 23 June 2012, i.e. at least 5 full days before the General Meeting, the board of directors is obliged to provide the General Meeting with information regarding the affairs of the Bank, insofar as such information is relevant to a proper assessment of the items on the agenda. The Board of Directors may decline to provide such information citing sufficient material grounds, and this should be recorded in the minutes. The Board of Directors may provide a single answer to shareholders’ requests that are of similar content. The obligation to provide information does not apply in the event that such information is already available through the Bank’s website, particularly in the case of frequently asked questions.

(d) If shareholders representing 1/5 of the paid-up capital of the Bank so request, and provided that the said request is filed with the Bank by 23 June 2012, i.e. at least 5 full days prior to the General Meeting, the Board of Directors is obliged to provide the General Meeting with information on the course of the business affairs and financial status of the Bank. The Board of Directors may decline to provide such information citing sufficient material grounds, and this should be recorded in the minutes.

In all the aforesaid cases the shareholders making requests are required to prove their shareholder status as well as the number of shares they hold as at the time of exercising the relevant right. A certificate to this effect from HELEX or verification of shareholder status through direct electronic link-up between the records held by HELEX and the Bank may also serve as such proof.

AVAILABLE DOCUMENTS AND INFORMATION

The information required under article 27.3 of the Companies Act, including the invitation to the General Meeting, the proxy appointment form and the draft resolutions on the items of the agenda shall be made available in electronic form on the website of the Bank at www.nbg.gr. Hard copies of the full text of the draft resolutions and any documents specified under article 27.3(c) and (d) of the Companies Act can be obtained from the Bank’s Shareholder Services (ground floor of the Megaro Mela, Aiolou 93, Athens).

Athens, 6 June 2012

By order of the Board of Directors

The Chairman

Vassilios Rapanos

NATIONAL BANK OF GREECE

ANNUAL GENERAL MEETING

28 JUNE 2012

Draft Resolutions/Board Remarks

on the Items on the Agenda of the AGM

1.              Submission for approval of the Board of Directors’ and the Auditors’ Reports on the Annual Financial Statements for the financial year 2011 (1.1.2011 – 31.12.2011).

Quorum:	1/5 of total ordinary voting shares
Majority:	50% + 1 of the votes represented (in person or by proxy)

The Board shall propose that the AGM approve the Annual Report of the Board on the Stand-Alone and Consolidated Financial Statements of NBG for the financial year 2011, and the Report of the Independent Certified Auditor-Accountant, both of which were approved by the Board at its meeting of 20 April 2012.

These reports can be viewed by shareholders on the Bank’s website at:

www.nbg.gr/Investor Relations/Financial Statements/Bank/2011/NBG & Group 31.12.2011

www.nbg.gr/Investor Relations/Financial Statements/Group/2011/NBG & Group 31.12.2011

2.              Submission for approval of the Annual Financial Statements of the Bank for the financial year 2011 (1.1.2011 – 31.12.2011).

Quorum:	1/5 of total ordinary voting shares
Majority:	50% + 1 of the votes represented (in person or by proxy)

The Board shall propose that the AGM approve the Bank’s and the Group’s Annual Financial Statements for the financial year 2011. The Financial Statements are comprised

National Bank of Greece S.A.

of the Statement of Financial Position, the Income Statement, the Statement of Comprehensive Income, the Statement of Changes in Equity of the Group and the Bank, the Cash Flow Statement, and the Notes to the Financial Statements. The Financial Statements were approved by the Board on 20 April 2012 and can be viewed on the Bank’s website at:

www.nbg.gr/Investor Relations/Financial Statements/Bank/2011/NBG & Group 31.12.2011

www.nbg.gr/Investor Relations/Financial Statements/Group/2011/NBG & Group 31.12.2011

www.nbg.gr/Investor Relations/ Financial Statements /Summary Financial Data/ 2011/ Summary financial data and information for the period 01.01-31.12.2011

The Bank’s website also includes a Press Release and a Presentation accompanying the announcement of the 12-month results for 2011.

In brief, the Group’s results for 2011 are as follows:

•                  Net loss for the year of €12.344 million, due to the participation in sovereign debt exchange programme (PSI).

•                  Group loan-to-deposit ratio stands at 109%; Greece 106%.

•                  Finansbank: net profit 2011 totalled €365 million, lending up by 16% and deposits up by 22% yoy.

•                  SE Europe: Profit before provisions 2011 at €177 million.

•                  The Total Capital Adequacy Ratio stands at 8,3%, following the guaranteed capital injection from the Financial Stability Fund in the context of the recapitalization programme for Greek banks.

The Management has set the following targets for the year ahead:

“The tangible solidarity demonstrated by our European partners and the IMF, coupled with the very substantial reduction in the public debt through the PSI process, reflects the high level of support for our efforts to achieve fiscal adjustment — efforts unprecedented at the international level.  At the same time, it provides Greece with a unique opportunity to create a strong economy, based on solid foundations, with prospects for sustainable growth within the euro area. We cannot afford to lose this opportunity, since failure would deprive Greece of everything it has achieved in recent decades, not only in economic and social terms, but also with regard to our position in the international community.

It is clear that the Greek banking system is suffering the consequences of the fiscal crisis. It faces losses that amount to tens of billions of euro, mainly because of the debt exchange for Greek government bonds (PSI+), and relatively smaller sums—according to the analyses of

BlackRock—from anticipated future losses in banks’ loan portfolios. The new adjustment programme for Greece provides the necessary assistance for the recapitalization of the banking system, with the first and most substantial tranche available forthwith. The final level of the recapitalization, and the terms under which it will be carried out so as to enable the Greek banking system to remain in the private sector, will soon be clarified.

These developments generate the conditions for significantly restructuring the banking system in Greece so that—from a position of strength and efficiency—banks will be able to effectively live up to their role of promoting economic growth.  The NBG Group will continue to pursue a strategy that is designed to cope with the unprecedented crisis that we are currently experiencing. The results of this strategy so far can be summed up as follows:

•                  Over the course of the past 20 months, we have managed to amass approximately €3,5 billion in additional regulatory capital.

•                  We have reduced our operating expenses by €250 million within the past two years — an effort that continues.

•                  We have consistently implemented a prudent credit policy that enables viable businesses and households to weather the storm, while we have also designed refinancing packages for those who have been unduly hit by the crisis and need assistance in facing their cash flow difficulties.

•                  We have promoted the clean-up of our balance sheet with the formation of high provisions to meet risks in our balance sheet.

Proof of the effectiveness of these measures lies in the fact that we shall not need to request additional funds, arising from BlackRock Solution’s assessment of the quality of our loan book.

In the coming months, NBG will continue its efforts to strengthen its capital position and simultaneously reduce its need for government assistance through the implementation of a series of actions, including: the sale of a minority stake in Finansbank; exploration of the prospects of a sale of a minority stake in the new subsidiary (currently under establishment) which will incorporate NBG’s units in South East European countries, as well as the prospects of a sale of the Astir Palace resort; continued repurchase of liabilities; and optimal management of its risk-weighted assets. As a result of these actions, NBG will remain the key pillar of strength and stability in the domestic banking system, capable of attracting the private funds necessary to proceed with recapitalization.

The Management would like to take this opportunity to acknowledge and thank our staff for their dedication and hard work in these very difficult times.

Over the past two years, Greece has made Herculean efforts that few would have thought possible. The results of these efforts are beginning to bear fruit, and the Management is certain that if we can work together in unison and a spirit of common purpose the enormous sacrifices that the Greek people are making will be rewarded, and we shall soon exit the worst of the crisis.”

3.              Discharge of the members of the Board of Directors and the Auditors of the Bank from any liability for indemnity regarding the Annual Financial Statements and management for the year 2011 (01.01 — 31.12.2011)

Quorum:	1/5 of total ordinary voting shares
Majority:	50% + 1 of the votes represented (in person or by proxy)

It is proposed that the members of the Board of Directors and Auditors of NBG be discharged from any liability for indemnity regarding the Annual Financial Statements and management for the year 2011. More specifically:

The members of the Bank’s Board: Mr Vassilios Rapanos, Mr Apostolos Tamvakakis, Mr Alexandros Tourkolias, Mr Anthimos Thomopoulos, Mr Leonidas Theoklitos, Mr Avraam Triantafyllidis, Mr Georgios Zanias, Ms Alexandra Papalexopoulou-Benopoulou, Mr Petros Sabatacakis, Ms Maria Frangista, H.E. the Metropolitan of Ioannina Theoklitos, Mr Ioannis Giannidis, Mr Stefanos Vavalidis, Mr Ioannis Panagopoulos, Mr Alexandros Makridis, Mr Spyridon Theodoropoulos and Mr Vassilios Konstantakopoulos.

The Bank’s Certified Auditors: Messrs Emmanouil Pilidis and Epaminondas Giouroukos of the auditing firm Deloitte.

4.              Approval of the remuneration of the Board of Directors of the Bank for the financial year 2011 (pursuant to Article 24, par. 2 of the Companies Act). Determination of the remuneration of the Chairman of the Board, the CEO, the Deputy CEOs and non-executive Directors through to the AGM of 2013. Approval, for the financial year 2011, of the remuneration of the Bank’s Directors in their capacity as members of the Bank’s Audit, Corporate Governance & Nominations, Human Resources & Remuneration, Risk Management, and Strategy Committees, and determination of their remuneration through to the AGM of 2013.

Quorum:	1/5 of total ordinary voting shares
Majority:	50% + 1 of the votes represented (in person or by proxy)

It is proposed that the net remuneration paid in 2011 to the Board members, amounting in total to €1.484,8 thousand, be approved as per below:

	Board & Committees		Dependent Employment
	Gross pay	Net pay	Gross pay	Net pay
VASSILIOS RAPANOS	54 000	34 452	372 937	218 282
APOSTOLOS TAMVAKAKIS	36 000	22 968	372 937	206 762
STEFANOS VAVALIDIS	45 000	28 710	—	—
IOANNIS GIANNIDIS	27 000	17 226	53 110	32 698
H.E. METROPOLITAN OF IOANNINA THEOKLITOS	32 250	20 575	—	—
AVRAAM TRIANTAFYLLIDIS	18 000	11 484	49 744	29 000
IOANNIS PANAGOPOULOS	18 000	11 484	94 007	50 017
ALEXANDROS MAKRIDIS	18 000	11 484	—	—
GEORGIOS ZANIAS	36 000	22 968	—	—
ALEXANDRA PAPALEXOPOULOU BENOPOULOU	45 000	28 710	—	—
PETROS SABATACAKIS	45 000	28 710	—	—
MARIA FRANGISTA	33 750	21 532	—	—
ALEXANDROS TOURKOLIAS	18 000	11 484	365 625	211 617
LEONIDAS THEOKLITOS	18 000	11 484	364 206	210 041
ANTHIMOS THOMOPOULOS	23 250	14 833	365 624	211 038
SPYRIDON THEODOROPOULOS	24 000	15 312	—	—
TOTAL	494 250	315 331	2 038 193	1 169 457

For 2012, it is proposed that the total budgeted remuneration for Board members be €1.335 thousand, reduced by 10% in relation to 2011.

More specifically, with respect to regular pay, it should be noted that, according to the resolution of the Extraordinary General Meeting of Shareholders held on 14 January 2010, given current conditions and policy in general, the remuneration of the Chairman of the Board and of the CEO was reduced by 15% (from €30.000 to €25.500 per month) as compared with the pay of the former Chairman of the Board and CEO.  Additionally, the Management, taking into consideration the adverse economic developments and in line with the cost reduction efforts, proposed the remuneration of the Chairman, the CEO and the three Deputy CEOs to be decreased as of 1 April 2012 by 15% i.e. €21.675 per month for the Chairman and the CEO and €21.250 per month for the three Deputy CEOs.

It is proposed that the AGM approve the above remuneration of the Chairman and the Executive members of the Board of Directors through to the AGM of 2013, provided, of course, that in any case the conditions and limits under article 1, par. 3 of Law 3723/2008 are met, for as long as the preference shares of the Hellenic Republic exist, as stipulated in the above provision.

Moreover, pursuant to the same resolution of the said Extraordinary General Meeting of Shareholders held on 14 January 2010, the remuneration of all the directors for their participation in Board meetings and Board committees was reduced by 10% (respectively, from €20.000 to €18.000 per annum, and from €10.000 to €9.000, per annum for participation of the directors in each Board Committee, irrespective of the number of sessions and participation in the Board and its Committees).

It is proposed that the AGM approve the amount of compensation paid to each director for his or her attendance at the Board’s meetings, which amount is proposed, through to the AGM of 2013, to be €18.000 per annum (irrespective of the number of sessions) and additional annual remuneration of €9.000 for each director who participates in the Audit, Strategy, Risk Management, Corporate Governance & Nominations, and Human Resources & Remuneration Committees through to the AGM of 2013 (irrespective of the number of sessions).

5.              Granting of permission for Directors, General Managers, Assistant General Managers and Managers to participate on the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals (as per the Companies Act, article 23, par. 1 and article 30, par. 1 of the Bank’s Articles of Association).

Quorum:	1/5 of total ordinary voting shares
Majority:	50% + 1 of the votes represented (in person or by proxy)

It is proposed that the AGM grant permission for the Directors, General Managers, Assistant General Managers and Managers to participate on the Boards of Directors or in the management of NBG Group companies pursuing similar or related business goals.

6.              Election of members to the Audit Committee

Quorum:	1/5 of total ordinary voting shares
Majority:	50% + 1 of the votes represented (in person or by proxy)

Pursuant to the proposal by the Corporate Governance and Nominations Committee, it is proposed that the AGM re-elect the following as members of the NBG Board’s Audit, to serve through to the 2013 AGM: Mr Petros Sabatacakis, Ms Alexandra Papalexopoulou, Mr Stefanos Vavalidis, Ms Maria Frangista. Furthermore, it is proposed that Mr Alexandros Makridis be elected as member of the Audit Committee in the position of Mr Georgios Zanias following his resignation.

7.              Election of regular and substitute Certified Auditors for the purposes of the audit of the Financial Statements of the Bank and the Consolidated Financial Statements of the Group for the year 2012, and determination of their remuneration.

Quorum:	1/5 of total ordinary voting shares
Majority:	50% + 1 of the votes represented (in person or by proxy)

The Board of Directors shall propose the appointment of Mr Emmanouil Pilidis and Ms Beate Randulf of Deloitte Hadjipavlou, Sofianos & Cambanis SA as regular and substitute certified auditor, respectively. It is proposed that their remuneration for the annual audit for the year 2012 be €600.000, the same as 2011.

8.              Various announcements and approvals.

ANNEX 1

HOW SHAREHOLDERS CAN EXERCISE THEIR VOTING RIGHTS

Pursuant to articles 26, par. 2b and 28a of the Companies Act 2190/1920, as amended and supplemented, respectively, by articles 3 and 5 of Law 3884/2010, the Bank notifies its shareholders of the following:

RIGHT TO PARTICIPATE IN THE GENERAL MEETING

Any party appearing as a shareholder (holder of ordinary registered NBG shares) in the records of the Dematerialized Shares System managed by Hellenic Exchanges S.A. (HELEX) [former Central Securities Depository (CSD)], where the Bank’s securities are held, as below, is entitled to participate in the General Meeting. Every ordinary share is entitled to one vote. Under Law 3723/2008, the preference shares in the Bank grant to the representative of their holder (the Hellenic Republic) the right to attend the Meeting as specified in article 1, Law 3723/2008. As evidence of shareholder status, every shareholder should submit to the Bank a relevant HELEX certificate in writing, on the third day before the date of the General Meeting at the latest. Shareholders that are legal entities must also, in accordance with the law, submit their legalisation documents to the Bank by the same deadline, unless they have already supplied them to an NBG Unit, in which case they need only specify in their proxy the NBG Unit where their documents are held. Alternatively, shareholder status may be confirmed by NBG through direct electronic access to the records of the DSS hereinabove.

Specifically, shareholder status should be on record at 23 June 2012 (Record Date), i.e. upon commencement of the 5th day prior to the General Meeting of 28 June 2012, and the relevant certificate in writing or electronic confirmation with regard to shareholder status should be submitted to the Bank by 25 June 2012 at the latest, i.e. the 3rd day prior to the General Meeting. The Bank acknowledges that the right to participate and vote in the General Meeting exists in parties that have shareholder status at the Record Date. In the event of non-compliance with the provisions of article 28a, Companies Act 2190/1920, the said shareholder can participate in the General Meeting only with the approval of the said Meeting.

The exercise of the said rights does not require that the beneficiary’s shares are blocked or that any other similar procedure is observed that limits the ability to sell or transfer them during the period intervening between the Record Date and the General Meeting.

HOW TO VOTE BY PROXY

The shareholder participates in the General Meeting and votes either in person or by proxy. Every shareholder may appoint up to 3 proxies. Legal entities may participate in the General Meeting by appointing up to 3 natural persons as their proxies.

Note that if the shareholder holds NBG shares in more than one securities account, the said limit does not prevent the shareholder from appointing different proxies for each group of shares held in each securities account to attend the General Meeting.

Any proxy acting on behalf of more than one shareholder may cast a different vote for each shareholder. Shareholders’ proxies are under obligation to disclose to the Bank, prior to the commencement of the General Meeting, any specific fact that may be of relevance for shareholders to assess the risk that the proxy may be serving interests other than those of the shareholder he represents. According to the sense intended herein, a conflict of interests may arise in particular when the proxy:

a) is a shareholder who controls the Bank or is any other legal person or entity controlled by such shareholder;

b) is a member of the Bank’s Board or management in general or of a shareholder who controls the Bank or of any other legal person or entity controlled by such shareholder;

c) is an employee or certified auditor of the Bank or of a shareholder who controls the Bank or of any other legal person or entity controlled by such shareholder;

d) is the spouse or first-degree relative of any of the natural persons stated in cases (a) to (c) hereinabove;

The appointment or revocation of the shareholder’s proxy shall be carried out in writing and announced to the Bank in writing, at least 3 days prior to the date of the General Meeting.

The official form for the appointment of a proxy shall be available via the Bank’s website (www.nbg.gr) for shareholders to download. This form should be filled out, signed and submitted by the shareholder to the Bank’s Shareholders’ Department (93 Aiolou, Athens, ground floor) or to the Central Branch or Network Branches or sent to the following fax numbers: +30 2103343404, 2103343406, 2103343410 at least 3 days prior to the General Meeting. The beneficiary should ensure that the said form has been successfully transmitted and received by the Bank, by calling any of the following telephone numbers and requesting confirmation: +30 2103343426, 2103343415, 2103343421, 2103343425, 2103343417, 2103343419.

The Bank’s Articles of Association do not provide for participation in the General Meeting by electronic means without the physical presence of the shareholders at the place where it is held, or the ability on the part of the shareholders to participate in the voting process from a distance.

ANNEX 2

BALLOT PAPER OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF NBG

28 JUNE 2012

(and of any adjourned or postponed meetings thereof)

	PLEASE NOTE: IF YOU APPROVE THE ITEMS BELOW, SIMPLY DELIVER THE BALLOT PAPER UNMARKED	NO	Abstain

ITEM 1:	Submission for approval of the Board of Directors’ and the Auditors’ Reports on the annual financial statements for the financial year 2011 (01.01.2011 — 31.12.2011).

ITEM 2:	Submission for approval of the Annual Financial Statements of the Bank for the financial year 2011 (01.01.2011 — 31.12.2011).

ITEM 3:

Discharge of the members of the Board of Directors and the Auditors of the Bank from any liability for indemnity regarding the Annual Financial Statements and management for the year 2011 (01.01 — 31.12.2011)

ITEM 4:

Approval of the remuneration of the Board of Directors of the Bank for the financial year 2011 (pursuant to Article 24, par. 2 of the Companies Act). Determination of the remuneration of the Chairman of the Board, the CEO, the Deputy CEOs and non-executive Directors through to the AGM of 2013. Approval, for the financial year 2011, of the remuneration of the Bank’s Directors in their capacity as members of the Bank’s Audit, Corporate Governance & Nominations, Human Resources & Remuneration, Risk Management, and Strategy Committees, and determination of their remuneration through to the AGM of 2013.

ITEM 5:

Granting of permission for Directors, General Managers, Assistant General Managers and Managers to participate on the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals (as per the Companies Act, article 23, par. 1 and article 30, par. 1 of the Bank’s Articles of Association.

ITEM 6:	Election of members to the Audit Committee.

ITEM 7:

Election of regular and substitute Certified Auditors for the purposes of the audit of the Financial Statements of the Bank and the Consolidated Financial Statements of the Group for the year 2012, and determination of their remuneration.

ITEM 8:	Various announcements and approvals.

NOTICE:	IF YOU APPROVE THE ABOVE ITEMS, YOU ARE REQUESTED TO DELIVER THIS BALLOT PAPER WITH NO MARKS HEREON

NATIONAL BANK OF GREECE

Number of shares and voting rights

In line with the provisions of article 27.3(b) of the Companies Act 2190/1920, as amended, National Bank of Greece hereby discloses the total number of shares and voting rights existing as at 6 June 2012, the date of the invitation to shareholders to attend the Bank’s forthcoming Annual General Meeting:

•                  956.090.482 ordinary registered shares with the right to vote at the General Meeting;

•                  25.000.000 redeemable non-voting non-cumulative preference shares, as specified in article 4.2.xlvii of the Bank’s Articles of Association, without the right to vote at the General Meeting;

•                  270.000.000 redeemable preference shares under Law 3723/2008 held by the Hellenic Republic, as stated in article 4.2.xlix of the Bank’s Articles of Association, but with the rights provided under Law 3723/2008 to the representative of the Hellenic Republic.

DECLARATION — AUTHORISATION FOR PARTICIPATION IN THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF NATIONAL BANK OF GREECE TO BE HELD ON 28/6/2012, AND ANY REPEAT MEETINGS THEREOF

To National Bank of Greece S.A.

Shareholders Services

93 Aiolou St., Athens, 10232

SHAREHOLDER’S PARTICULARS

NATURAL PERSON			LEGAL ENTITY

Surname :			Name :
First name :			Representative:
Father’s name :			Authorized Contact:
Evidence of ID :	ID card ☐	Passport ☐
ID card/Passport No.:			Registered Office:
Telephone No.:			Telephone No.:
INVESTOR’S ACCOUNT:			INVESTOR’S ACCOUNT:

Share	Number of shares

ISIN: GRS003013000
NATIONAL BANK OF GREECE S.A.

AUTHORISATION

I, the undersigned Shareholder, solemnly declare that I am a shareholder of the Bank on the Record Date (as stated in the Invitation to the General Meeting) and intend to participate in the above General Meeting. Furthermore, I hereby appoint Mr/Mrs/Ms:

to be my proxy, granting authority (jointly or to each one separately) to represent me in the Annual General Meeting of Shareholders of National Bank of Greece to be held on 28/6/2012 and any repeat meetings thereof, declaring in advance that I approve of any action taken by him/her in respect thereof. I further authorise my proxy to appoint another proxy to act for him/her in the event of impediment.

It is hereby certified* that the shareholder’s signature	Date

appears genuine	The Shareholder

(*by the Greek consulate authorities or any NBG branch)	(Shareholder’s signature)

Note for Natural Persons:

If no proxy is declared, it shall be understood that you will participate in person at the General Meeting.

You are requested to fill in, sign and send this form to the Bank’s Shareholders Service (93 Aiolou St., Athens, ground floor) or to the Head Office or any branch of the Bank, or by fax to: +30 2103343404, +30 2103343406, +30 2103343410 by Monday, 25/6/2012, at the latest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: 7th June, 2012
Chief Executive Officer